UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. ___)

                              EVERGREEN SOLAR, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   3033R 10 8
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                              PERSEUS 2000, L.L.C.
                       2099 PENNSYLVANIA AVENUE, SUITE 900
                             WASHINGTON, D.C. 20006
                                 (212) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  MAY 15, 2003
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

                               Page 1 of 15 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus 2000, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,678,571 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            3,292,857 (2)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,678,571 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        3,292,857 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,971,428 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1) Subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock.

(2) Includes (a) 892,857 shares of Common Stock issuable upon conversion of 892,857 shares of Preferred Stock beneficially owned by Beacon Power Corporation ("Beacon") (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus 2000 Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,678,571 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            3,292,857 (2)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,678,571 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        3,292,857 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,971,428 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------

(1) Subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock.

(2) Includes (a) 892,857 shares of Common Stock issuable upon conversion of 892,857 shares of Preferred Stock beneficially owned by Beacon (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,678,571 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            3,292,857 (2)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,678,571 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        3,292,857 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,971,428 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------

(1) Subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock.

(2) Includes (a) 892,857 shares of Common Stock issuable upon conversion of 892,857 shares of Preferred Stock beneficially owned by Beacon (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,678,571 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            3,292,857 (2)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,678,571 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        3,292,857 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,971,428 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------

(1) Subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock.

(2) Includes (a) 892,857 shares of Common Stock issuable upon conversion of 892,857 shares of Preferred Stock beneficially owned by Beacon (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,678,571 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            3,292,857 (2)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,678,571 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        3,292,857 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,971,428 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------

(1) Subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock.

(2) Includes (a) 892,857 shares of Common Stock issuable upon conversion of 892,857 shares of Preferred Stock beneficially owned by Beacon (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer"), having its principal office at 259 Cedar Hill Street, Marlboro, MA 01752. This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus 2000, L.L.C. of securities convertible into more than 5% of the Common Stock of the Issuer, and, as a result of such acquisition, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).

         This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus 2000, L.L.C., a Delaware limited liability company (the "Purchaser"); (ii) Perseus 2000 Management, L.L.C., a Delaware limited liability company ("Perseus Management"); (iii) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC"); (iv) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); and (v) Mr. Frank H. Pearl ("Mr. Pearl").

         The Purchaser was formed to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of the Purchaser.

         Perseus Management is the managing member of the Purchaser and was formed to act as the manager of the Purchaser. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of executive officers of Perseus
Management.

         Perseus EC is the managing member of Perseus Management and was formed in order to manage Perseus Management, to make investments through Perseus Management and to fulfill such other purposes as may be determined from time to time. Set forth on Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC.

         Perseuspur is the majority owner of Perseus EC. Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex D hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of executive officers of Perseuspur.

         Mr. Pearl is the sole member of Perseuspur.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser, Perseus Management, Perseus EC, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock held for the account of the Purchaser.

         The address of the principal business and principal office of the Purchaser, Perseus Management, Perseus EC, Perseuspur and Mr. Pearl is 2099 Pennsylvania Avenue, Suite 9001, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus, LLC and its related entities. Mr. Pearl is a United States citizen. Mr. Pearl has been included as a Reporting Person in this Statement solely because of his control of the Purchaser.

         (d) and (e).

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a

                                  SCHEDULE 13D


criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser entered into a Stock and Warrant Purchase Agreement, dated March 21, 2003 (the "Purchase Agreement," a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein), with the Issuer and certain other investors whereby the Issuer agreed to sell (i) 26,227,668 shares of its Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") for an aggregate purchase price of $29,374,988.16 to certain investors, including the Purchaser, and (ii) and a warrant to purchase up to 2,400,000 shares of Common Stock at an exercise price equal to the purchase price of the Preferred Stock plus $2.25 per share (the "Warrant") to Beacon Power Corporation ("Beacon") for a price of $100,000. The sale of the Preferred Stock and the Warrant pursuant to the Purchase Agreement are referred to collectively as the "Financing." The Financing was subject to stockholder approval and certain other closing conditions.

         At the annual meeting of the stockholders of the Issuer on May 15, 2003, the stockholders voted in favor of the following four proposals: (1) to elect three directors to Class III of the Issuer's board of directors, each to serve for a term of three years and until their successors are elected and qualified, or until their earlier resignation or removal, (2) to approve the issuance of up to 43,200,000 shares of Preferred Stock, the issuance of the Warrant and the issuance of shares of Common Stock upon the conversion of the shares of Preferred Stock and the exercise of the Warrant pursuant to the Purchase Agreement, (3) to approve the amendment to Article Fourth of the Issuer's Third Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 30,000,000 to up to 95,000,000, to increase the number of authorized shares of preferred stock from 1,000,000 to up to 46,000,000, of which up to 45,000,000 shares shall be designated Series A Convertible Preferred Stock, and to increase the total number of authorized shares of the Issuer's capital stock from 31,000,000 to up to 141,000,000 and
(4) to approve the increase in the number of shares available for grant under the Issuer's 2000 Stock Option and Incentive Plan from 1,650,000 to 7,650,000.

         Upon the receipt of shareholder approval and the satisfaction or waiver of the other closing conditions, the Issuer, the Purchaser and the other investors consummated the Financing. The Purchaser purchased 2,678,571 shares of Preferred Stock at a purchase price of $1.12 per share, for an aggregate purchase price of $2,999,999.52 (the "Financing Shares").

         The source of the $2,999,999.52 purchase price for the Financing Shares was capital contributions from the members of the Purchaser.

Item 4.  PURPOSE OF TRANSACTION.

         Except as disclosed herein, the Reporting Persons have acquired the shares of Preferred Stock for investment purposes.

         A copy of the Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the "Certificate of Designations") is attached hereto as Exhibit 3 and incorporated herein by reference and a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached hereto as Exhibit 4 and incorporated herein by reference. Set forth below is a summary of the material terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement. The following summary is qualified in its entirety by reference to the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement.

TERMS OF THE PURCHASE AGREEMENT.

         BOARD REPRESENTATION. Pursuant to the terms of the Purchase Agreement, certain of the investors, including the Purchaser, each were granted the right to designate a representative to be nominated by the Issuer to serve as a director of the Company (collectively, the "Investor Designees"), as long as such

                                  SCHEDULE 13D


investor continues to beneficially own not less than 5% of the shares of Common Stock outstanding, including shares of Preferred Stock on an as-converted basis. The Investor Designee designated by the Purchaser is Philip J. Deutch. As a condition to closing of the Financing and subject to stockholder approval, Richard G. Chleboski and Mason Willrich resigned as directors of the Issuer and the Investor Designees were appointed as members of the Board of Directors of the Issuer.

         COMPENSATION COMMITTEE. Pursuant to the terms of the Purchase Agreement, the Purchaser and another investor were each granted the right to have the Investor Designee designated by such investor serve on the three-member compensation committee of the Board of Directors. The Purchaser and the other investor will each have this right for two years following the closing of the Financing on May 15, 2003, so long as the Purchaser or the other investor, as the case may be, continues to beneficially own in the aggregate not less than 5% of the shares of Common Stock outstanding, including shares of Preferred Stock on an as-converted basis. For two years following the closing of the Financing, the duties and powers of the compensation committee of the Board of Directors includes the sole authority to hire or fire the chief executive officer of the Issuer; provided, that the compensation committee in its sole discretion may elect to refer a decision on such matter to the Board of Directors.

TERMS OF THE PREFERRED STOCK

         RANK. The Preferred Stock will rank senior to the Common Stock, the Issuer's shares of undesignated preferred stock and each other class or series of capital stock of the Issuer now or hereafter established that does not expressly rank on a parity with the Preferred Stock with respect to dividend rights and rights upon a change of control or liquidation.

         DIVIDEND RIGHTS. Shares of Preferred Stock will pay a compounding dividend of 10% per annum, to be paid quarterly, in cash, or, at the Issuer's election, to be added to the liquidation preference of the Preferred Stock on a quarterly basis, which would result in an increase in the number of shares of Common Stock issuable upon conversion of the Preferred Stock. The Issuer will be required to pay dividends on the Preferred Stock before any dividend is paid on any other class of the Issuer's equity securities. Additionally, each share of Preferred Stock will entitle the holder thereof to receive any and all dividends or distributions to be paid to holders of shares of Common Stock as if such share of Preferred Stock was converted into that number of shares of Common Stock into which it is convertible at such time.

         RIGHTS UPON LIQUIDATION. Upon the voluntary or involuntary liquidation of the Issuer under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Issuer, the holders of shares of Preferred Stock will be paid in cash for each share of Preferred Stock held thereby, out of the Issuer's assets legally available for distribution to its stockholders, before any payment or distribution is made to the Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Preferred Stock, an amount equal to the greater of (i) the sum of (x) the Accreted Value (as defined below) of such share of Preferred Stock as of such date, plus (y) all dividends accrued since the previous Compounding Date (as defined below), or
(ii) the aggregate amount then payable with respect to the number of shares of Common Stock into which such share of Preferred Stock is convertible immediately prior to such liquidation event. If the assets available for distribution to the holders of shares of Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. "Accreted Value" means, as of any date, with respect to each share of Preferred Stock, $1.12, which is the purchase price per share paid by the investors for the Preferred Stock (subject to adjustment for any stock splits, stock dividends, combinations and other similar structural events), plus the amount of dividends that have accrued and compounded and have been added thereto to such date pursuant to the terms of the Certificate of Designations. "Compounding Date" means March 31, June 30, September 30 or December 31 of each year, each of which is a date upon which holders of shares of Preferred Stock are entitled to receive cumulative dividends quarterly in arrears.

         In the event of the merger, consolidation or sale of all or substantially all of the Issuer's assets or in the event of certain other change of control transactions, the holders of shares of Preferred Stock will be paid for each share of Preferred Stock held thereby, before any payment or distribution is made to the

                                  SCHEDULE 13D


Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Preferred Stock, an amount equal to the greater of (i) the sum of the Accreted Value of such share of Preferred Stock as of such date, plus all dividends accrued since the previous Compounding Date, or (ii) the aggregate amount payable in the applicable change of control transaction with respect to the number of shares of Common Stock into which such share of Preferred Stock is convertible immediately prior to the consummation of the change of control transaction. If the assets available for distribution to the holders of shares of Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. Any payment due upon a change of control transaction will be paid in the form of consideration paid in such change of control transaction on the closing date of the transaction.

         After payment in full of the above described payments, the holders of Preferred Stock will not be entitled to any further participation in any distribution of the Issuer's assets and the Issuer's remaining assets will be distributed to the holders of the Issuer's other classes and series of capital stock.

         CONVERSION. The holders of shares of Preferred Stock are entitled to convert their shares into Common Stock at any time. The number of shares of Common Stock issuable upon the conversion of shares of Preferred Stock is equal to the product of (x) the number of shares of Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the conversion price per share of the Preferred Stock, which conversion price is $1.12, which is the purchase price per share paid by the investors for the Preferred Stock, subject to adjustment as described below. Initially, each share of Preferred Stock is convertible into one share of Common Stock.

         The applicable conversion price is subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events. Additionally, the Preferred Stock contains anti-dilution protection subject to exceptions as set forth in the Certificate of Designations, with respect to the issuance of the Issuer's capital stock at a purchase price per share which is below the conversion price of the Preferred Stock then in effect, distributions by the Issuer to all holders of Common Stock or any similar dilutive actions for which the Issuer's Board of Directors has determined it would be equitable to reduce the conversion price.

         If, on any date after the second anniversary of the closing of the Financing, the average market price for a share of Common Stock for the trailing 180 consecutive trading days is at least $7.50 (subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events), then the Issuer may elect, at its option, to convert all, but not less than all, of the outstanding shares of Preferred Stock into the number of shares of Common Stock as is equal to the product of (x) the number of shares of Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the then applicable conversion price.

         The conversion of shares of Preferred Stock into shares of Common Stock will result in substantial dilution to the interests of other holders of Common Stock.

         VOTING RIGHTS. Holders of Preferred Stock will have the right to vote on all matters that the holders of Common Stock vote on, voting together with the holders of Common Stock as a single class. Each share of Preferred Stock will be entitled to the number of votes as is equal to the number of shares of Common Stock into which it is convertible, without any adjustment for anti-dilution provisions applicable to the Preferred Stock other than adjustments for stock splits, stock dividends, combinations and other similar structural events, and subject to a maximum vote per share equal to 0.7417. The maximum vote per share was determined by dividing (i) $1.12, which is the purchase price per share paid by the investors for the Preferred Stock, by (ii) $1.51, which is the 5-trading day average closing price of Common Stock ending on the trading day prior to the closing of the Financing.

         For so long as 5,350,000 shares of Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, the approval of holders of

                                  SCHEDULE 13D


66 2/3% of the outstanding Preferred Stock, voting as a separate class, will be required for the following events: (1) any authorization or issuance of any shares of preferred stock ranking senior to or on a parity with the Preferred Stock; (2) any increase or decrease in the total number of authorized shares of Preferred Stock; (3) any amendment or modification of the Issuer's certificate of incorporation (including the Certificate of Designations) or the Issuer's bylaws that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the Preferred Stock; (4) any incurrence of any form of indebtedness in excess of $1,000,000 individually or $3,000,000 in the aggregate, except for the Issuer's establishment of a working capital line of credit of up to $5,000,000; (5) the redemption of any shares of the Issuer's capital stock which do not expressly rank on a parity with or senior to the Preferred Stock, other than the repurchase of unvested options or restricted stock from the Issuer's employees, officers, directors or consultants upon termination of service; (6) any declaration, distribution or payments of any dividend or other distribution on any shares of stock which does not expressly rank on a parity with or senior to the Preferred Stock; and (7) any modification of any of the above voting rights.

         PREEMPTIVE RIGHTS. For so long as 5,350,000 shares of Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, the Purchaser and the other investors will have preemptive rights for any private placement of equity by the Issuer. These preemptive rights will not apply with respect to: (1) the exercise of any options to purchase shares of Common Stock outstanding as of the closing of the Financing; (2) the issuance or exercise of any options approved by the Issuer's board of directors that are issued after the closing of the Financing to the Issuer's employees, consultants or strategic partners; (3) the issuance of any shares of the Issuer's capital stock issued in any acquisition or merger transaction approved by the Issuer's board of directors; (4) any merger, consolidation or other business combination (other than a change of control transaction) or capital reorganization or reclassification; and (5) shares of the Issuer's capital stock issued in a registered public offering.

REGISTRATION RIGHTS AGREEMENT

         The Issuer entered into the Registration Rights Agreement with the Purchaser and the other investors at the closing of the Financing, pursuant to which the Issuer agreed to file a registration statement with the SEC covering the resale of shares of Common Stock issuable upon the conversion of the Preferred Stock not later than thirty (30) days after the closing of the Financing. The Issuer has agreed to use its reasonable best efforts to have the registration statement declared effective as soon as practicable thereafter, but not later than 75 days after the filing date of the registration statement and to keep the registration statement effective at all times until the earlier of
(1) the second anniversary of its effective date, (2) the date on which the Purchaser and the other investors may sell all of the Common Stock covered by the registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, and (3) the date on which all shares of Common Stock covered by the registration statement have been sold.

         At any time the resale registration statement described in the preceding paragraph is not effective, any investor or group of investors holding at least 10% of the securities held by the investors in the aggregate that are subject to the registration rights agreement may require the Issuer to use its best efforts to register the shares of Common Stock issuable upon conversion of the Preferred Stock under the Securities Act, as long as the reasonably anticipated aggregate price to the public of the securities to be included in the offering is more than $4,000,000. The Issuer is obligated to effect no more than three such demand registrations for the investors.

         At any time the resale registration statement is not effective, any party to the registration rights agreement may request that the Issuer register all or a portion of the securities held by it under the Securities Act on Form S-3, provided that the Issuer is entitled to use Form S-3 and that the reasonably anticipated aggregate price to the public of the securities requested for inclusion in such S-3 registration statement shall equal or exceed $1,000,000. In the event that any registration so requested is made in connection with an underwritten public offering, the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

                                  SCHEDULE 13D


         Additionally, at any time the resale registration statement is not effective, and the Issuer proposes to file any other registration statement, the investors who are parties to the Registration Rights Agreement will have the right to receive notice of and to join any proposed registration. If a proposed registration is made pursuant to an underwritten offering, the Issuer will not be required to include any securities in the offering unless the investor or investors requesting registration accept the terms of the offering as agreed upon between the Issuer, any other stockholders who are registering shares under the registration statement and the underwriters, and the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

         In general, all fees, costs and expenses of a registration will be borne by the Issuer. The Issuer has agreed to indemnify the holders of registration rights against, and provide contribution with respect to, certain liabilities relating to any registration in which any shares of these holders are sold under the Securities Act.

ADDITIONAL DISCLOSURE

         The Reporting Persons may from time to time acquire additional shares of Preferred Stock, Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to availability at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Preferred Stock, Common Stock or other securities of the Issuer in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As described above, on May 15, 2003, the Issuer sold to the Purchaser, and the Purchaser purchased from the Issuer, 2,678,571 shares of Preferred Stock. Also on May 15, 2003, the Issuer sold to Beacon, and Beacon purchased from the Issuer, 892,857 shares of Preferred Stock and a warrant to purchase 2,400,000 shares of Common Stock. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 16,014,994 shares of common stock of Beacon (as of March 31, 2003, representing approximately 33.8% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

                                  SCHEDULE 13D


Shares of Preferred Stock are convertible into shares of Common Stock at any time, and the Warrant is exercisable for Common Stock at any time. Accordingly, as of the date hereof and giving effect to the conversion of the Preferred Stock and the exercise of the Warrant, each of the Reporting Persons may be deemed to own 5,971,428 shares of Common Stock, including 3,292,857 shares of Common Stock beneficially owned by Beacon (however, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Beacon). Each of the Reporting Persons may be deemed to beneficially own 34.35% of the Common Stock of the Issuer (including the shares of Common Stock beneficially owned by Beacon that the Reporting Persons disclaim beneficial ownership of), which percentage is based upon 11,411,646 shares of Common Stock outstanding as of May 15, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

         (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to have sole power to vote and to dispose or to direct the disposition of the 2,678,571 shares of Common Stock beneficially owned by the Purchaser. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote and to dispose or to direct the disposition of the 3,292,857 shares of Common Stock beneficially owned by Beacon (however, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Beacon).

         (c) Other than the transactions described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Preferred Stock held for the account of the Purchaser.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Items 3 and 4 above, on March 21, 2003, the Issuer, the Purchasers and certain other investors entered into the Purchase Agreement pursuant to which the investors agreed to purchase an aggregate of 26,227,668 shares of Preferred Stock, having the rights, privileges and preferences set forth in the Certificate of Designations. The Issuer, the Purchaser and the other investors entered into the Registration Rights Agreement on May 15, 2003, pursuant to which the Issuer has an obligation to prepare and file with the Commission within 30 days following May 15, 2003 a registration statement on Form S-3 or successor form registering the shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of the Warrant (subject to certain limitations). The Issuer is required to use its reasonable best efforts to cause such registration statement to become effective no later than 75 days after the filing date of such registration statement. Additionally, the Purchaser and the other investors have certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights that are described more fully in the Registration Rights Agreement. The foregoing summaries of the Purchase Agreement, the Certificate of Designations and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 2, 3 and 4.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated May 23, 2003, among the Purchaser, Perseus Management, Perseus EC, Perseuspur and Mr. Pearl.

                  Exhibit 2*: Stock and Warrant Purchase Agreement, dated March 21, 2003, among Evergreen Solar, Inc. and the purchasers named therein.

* Set forth as Exhibit 10.1 on Evergreen Solar Inc.'s Form 8-K filed on March 21, 2003 and incorporated by reference herein.

                                  SCHEDULE 13D


                  Exhibit 3: Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, dated May 15, 2003.

                  Exhibit 4: Registration Rights Agreement, dated May 15, 2003, among Evergreen Solar, Inc. and the parties named therein.

                                  SCHEDULE 13D


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2003


                                PERSEUS 2000, L.L.C.

                                By:     Perseus 2000 Management, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:
                                        Title:


                                PERSEUS 2000 MANAGEMENT, L.L.C.

                                By:     Perseus EC, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:
                                        Title:


                                PERSEUS EC, L.L.C.


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:
                                        Title:


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:
                                        Title:


                                FRANK H. PEARL


                                By:     /s/ Frank H. Pearl
                                        ---------------------------------------